16001986

SECU.....

Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
404



SEC FILE NUMBER
8- 69279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-15___ AND ENDING ___12-31-15___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~ALTERNATIVE EXECUTION GROUP~~ DBA
Now - Three Brothers Trading, LLC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___708 THIRD AVENUE - FIFTH FLOOR___
(No. and Street)

___NEW YORK___   ___NY___   ___10017___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___RICH ALTER___   ___212-209-3911___
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BS BORGERS CPA PC___
(Name – if individual, state last, first, middle name)

___5400 WEST CEDAR AVE___ ___LAKEWOOD___ ___CO___ ___80226___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

ALTERNATIVE EXECUTION GROUP

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-69279

YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

ALTERNATIVE EXECUTION GROUP

TABLE OF CONTENTS



BFBorgers CPA PC

Certified Public Accountants

www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Alternative Execution Group

We have audited the accompanying statement of financial condition of Alternative Execution Group (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Execution Group as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

OATH OR AFFIRMATION

I, _Richard Alter_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Alternative Execution Group_ , as of _DECEMBER 31_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

OFFICIAL SEAL
PATRICIA VALDES
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Feb. 5, 2018

Patricia Valdes

_____
Signature

OWNER , CEO
Title

This report ** contains (check all applicable boxes)
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE EXECUTION GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	735,663
Receivable From Clearing Firm		717,213
Clearing Firm Deposit		100,000
TOTAL ASSETS	$	1,552,876

LIABILITIES AND MEMBERS' EQUITY
LIABILITIES

Accounts Payable and Accrued Expenses	$	63,139
MEMBERS' EQUITY		1,489,737
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,552,876

ALTERNATIVE EXECUTION GROUP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues		
Trading Income	$	757,156
Access Fees, net		63,424
Interest Income		171
TOTAL REVENUES		820,751
Expenses		
Employee Compensation and Benefits		124,519
Trading and Execution Services		204,796
Occupancy Costs		45,048
Professional Fees		61,660
Clearance Charges		108,358
Regulatory Costs		6,196
Market Data		26,847
Other Expense		31,936
TOTAL EXPENSES		609,360
NET INCOME	$	211,391

ALTERNATIVE EXECUTION GROUP

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$ 1,278,346
Net Income	211,391
Balance, December 31, 2015	$ 1,489,737

ALTERNATIVE EXECUTION GROUP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net income	$	211,391
Adjustments to reconcile net income to net cash		
provided by operating activities		
Changes in assets and liabilities		
Accounts receivable		301,202
Other assets		17,591
Accounts payable and accrued expenses		(38,342)
Net cash provided by operating activities		491,842
Net increase in cash		491,842
Cash, beginning of year		243,821
Cash, end of year	$	735,663

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Alternative Execution Group (the "Company") became a registered securities broker-dealer on December 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investors Protection Corporation ("SIPC"), and New York Stock Exchange Archipelago Exchange ("NYSE Arca").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the company is a member.

The Company provides trading execution and market making services in over-the-counter equity securities to other broker-dealers as well as trading execution services to institutional investors and high net worth individuals. The Company maintains markets in over-the-counter equities, including but not limited to National Association of Securities Dealers Automated Quotations ("NASDAQ") and non-NASDAQ securities.

Use of Estimates
The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash
The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. Cash deposited with a single brokerage institution are insured up to $500,000 by the Securities Investors Protection Corporation ("SIPC"). The Company has not experienced any losses in these accounts.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clearing Firm Receivable
At December 31, 2015, the amount due from the clearing broker represents both cash maintained in a segregated account in the name of the Company as well as trading income receivable. These accounts are held at COR Clearing, LLC.

Clearing Firm Deposit
The Company is required to maintain a deposit of $100,000 under the terms of its fully disclosed clearing agreement with COR Clearing, LLC.

Revenue Recognition
The Company records securities transactions and related revenues and expenses on a trade date basis. Realized and unrealized trading gains and losses are reported in the statement of operations.

Access Fees
The Company records access fees net of related charges on an accrual basis.

Income Taxes
The Company is organized as a New York Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a federal or state income tax return, and any income taxes due from the Company are filed with the member's personal tax return. The Company is, however, subject to the New York City Unincorporated Business Tax.

2 - RELATED PARTY TRANSACTIONS

The Due to Member, included as part of liabilities, represents a payable of $42,019 to an owner of the Company.

3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed eight times net capital, as defined, for the first 12 months after commencing business. At December 31, 2015, the Company had net capital of $1,489,737, which exceeded requirements by $1,389,737. The ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

4 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

5 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

ALTERNATIVE EXECUTION GROUP

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Computation of net capital		
Total members' equity	$	1,489,737
Deductions and/or charges		
Other assets	$	-
Net capital	$	1,489,737
Computation of aggregate indebtedness		
Accounts payable	$	63,139
Aggregate indebtedness	$	63,139
Computation of basic net capital requirement		
Minimum net capital required (6.67 % of aggregate indebtedness)	$	4,209
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital		
or dollar requirement)	$	100,000
Excess net capital	$	1,389,737
Excess net capital @ 1000%	$	1,483,423
Ratio: Aggregate indebtedness to net capital		0.04 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2015.

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Alternative Execution Group

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Alternative Execution Group (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Beymr CPA PC

Lakewood, Colorado
February 24, 2016

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of Alternative Execution Group (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2015. This sub paragraph states:

(k)   EXEMPTIONS

(2)   The provisions of this rule shall not be applicable to a broker or dealer:

(ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

(signature)   2/26/16

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members of
Alternative Execution Group

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Alternative Execution Group (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Boyn CPA PC

Lakewood, Colorado
February 24, 2016

ALTERNATIVE EXECUTION GROUP

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the period		
January 1, 2015 to December 31, 2015		$ 1,781
Payment schedule :		
Paid with SIPC-6	7/29/2015	(897)
Paid with SIPC-7	2/28/2016	(884)
Total Payments		$ (1,781)